Woori Finance Holdings Co., Ltd.’s Review of a Potential Spin-Off of the Credit Card Business
of Woori Bank

On April 1, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed in a filing with the Korea Exchange that Woori Finance Holdings is reviewing the possibility of pursuing a spin-off of the credit card business of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., in order to strengthen the competitiveness of the business. Woori Finance Holdings plans to file additional disclosure if further details are confirmed in the future.